April 30, 2018

Shawn Guertin
Chief Financial Officer
Aetna Inc.
151 Farmington Ave.
Hartford, CT 06156

       Re: Aetna Inc.
           Form 10-K for the fiscal year ended December 31, 2017
           Filed February 23, 2018
           File No. 001-16095

Dear Mr. Guertin:

        We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this comment, we may have additional comments.

Form 10-K for the year ended December 31, 2017

Notes to Consolidated Financial Statements
3. Acquisition, Divestiture, Terminated Acquisition and Terminated Divestiture Divestiture of Group Life Insurance, Group Disability Insurance, and Absence Management Busi nesses, page 105

1.    Regarding the Group Insurance sale, please provide us:
        the journal entries to record the sale day one as well as the day two entries through
         December 31, 2017;
        an analysis showing your calculation of the pre-tax $1.1 billion expected gain that presents, by reinsurance portion (i.e. prospective, retroactive), the amount recognized day one, the amount recognized day two through December 31, 2017, and the amount classified as other current liabilities versus as other long-term liabilities at December
 Shawn Guertin
Aetna Inc.
April 30, 2018
Page 2
             31, 2017; and
             the authoritative literature that supports you accounting and, in particular, recording a gain with respect to the prospective reinsurance portion.

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Lisa Vanjoske at (202)551-3614 or Jim Rosenberg at
(202)551-3679
with any questions.

FirstName LastNameShawn Guertin
Comapany NameAetna Inc.
                                                                Division of
Corporation Finance
June 16, 2017 Page 2                                            Office of
Healthcare & Insurance
FirstName LastName